Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

EL CONDOR, LLC AND SUBSIDIARY

December 31, 2021

EL CONDOR, LLC AND SUBSIDIARY

TABLE OF CONTENTS



M&A ACCOUNTANTS LLC
3202 34th Avenue, Ste 6
Queens, New York 11106

D   +1 718 433 9044

INDEPENDENT ACCOUTANTS' REVIEW REPORT

Management
EL Condor, LLC

We have reviewed the accompanying financial statements of El Condor, LLC and its subsidiary, EC 95 Greenwich, LLC (collectively, the "Company"), (a Delaware Limited Liability Company), which comprise the consolidated balance sheets as of December 31, 2021, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

Accountant's conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America

M&A ACCOUNTANTS LLC
March 4, 2022

Alba Papadhima

EL CONDOR, LLC AND SUBSIDIARY
Consolidated Balance Sheet
As of December 31, 2021

	2021
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 36,963
Total current assets	36,963
OTHER ASSETS	
Property and equipment, net	255,623
Security deposits	36,000
Total assets	$ 328,586
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 23,214
Payable to related parties	60,820
Total current liabilities	84,037
OTHER LIABILITIES	
Deferred rent	46,352
Total other liabilities	46,352
Total liabilities	130,386
Commitments and contingencies	
MEMBERS' EQUITY	
El Condor, LLC members' equity	291,808
Net loss	(93,608)
Total members' equity	198,200
Total liabilities and members' equity	$ 328,586

The accompanying notes are an integral part of these consolidated financial statements.

EL CONDOR, LLC AND SUBSIDIARY
Consolidated Statement of Operations
Year ended December 31, 2021

	2021
REVENUE	
Sales	$ -
Total revenue	-
START UP COSTS AND OPERATING EXPENSES	
Rent expense	54,852
Startup costs	37,449
Depreciation	1,307
Total startup costs and operating expenses	93,608
Net loss	$ (93,608)

The accompanying notes are an integral part of these consolidated financial statements.

EL CONDOR, LLC AND SUBSIDIARY
Consolidated Statement of Changes in Members' Equity
Year ended December 31, 2021

	2021
Balance – January 1, 2021	$ -
Capital contributions	291,808
Net loss	(93,608)
Balance – December 31, 2021	**$ 198,200**

The accompanying notes are an integral part of these consolidated financial statements.

EL CONDORL, LLC AND SUBSIDIARY
Consolidated Statement of Cash Flows
Year ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (93,608)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	1,307
Increase/(decrease) in liabilities:	
Accounts payable and accrued expenses	23,214
Payable to related parties	60,820
Deferred rent	46,352
Net cash flows provided by operating activities	38,086
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Property and equipment	(256,930)
Payments for security deposits	(36,000)
Net cash used in investing activities	(292,930)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	291,808
Net cash provided by financing activities	291,808
Net increase in cash and cash equivalents	36,963
Cash and cash equivalents at the beginning of the year	-
Cash and cash equivalents at the end of the year	$ 36,963

SUPPLEMENTAL DISCLOSURES

Cash paid during the years for the following:

	2021
Interest expense	$ -
Income taxes	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY

El Condor, LLC ("El Condor" or the "Company") was formed on September 3, 2020 as a limited liability company pursuant to the Delaware Limited Liability Act. The Company engages in coffee projects which include all-day cafes, with food, wine and beer and coffee production for their locations as well as retail and wholesale.

The Company conducted an equity crowd funding offering during the fourth quarter of 2020 through the first quarter of 2021 and raised the necessary operating capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

The Consolidated Financial Statements are prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP") in the United States and are presented in U.S. dollars. These Consolidated Financial Statements include the financial statements of El Condor and its wholly owned subsidiary EC 95 Greenwich, LLC. The Company has no interest in variable interest entities. Intercompany balances and transactions among the Company and its subsidiaries are eliminated in consolidation.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Concentration of Credit Risk

The Company derives 100% of its revenues, and corresponding accounts receivable from multiple customers in the U.S.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited at banks and highly liquid investments with maturities of 90 days or less when purchased. The Company places its cash and cash equivalents in institutions and funds of high credit quality. The Company maintains cash at financial institutions that do not exceed federally insured amounts. The Company has not experienced any loss in such accounts.

Revenue Recognition

The Company applies Accounting Standards Codification 606, "Revenue from Contracts with Customers" ("ASC 606"). The core principle of ASC 606 is the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to in exchange for those goods or services.

The Company generally recognize revenue, net of discounts and incentives, when payment is tendered at the point of sale. We report revenue net of sales-related taxes collected from customers and remitted to governmental taxing authorities.

Property and Equipment

Property and equipment, which includes furniture, fixtures, machinery and equipment are stated at cost less accumulated depreciation. Leasehold improvements paid for by the Company are capitalized and amortized over the shorter between the term of the lease or the estimated useful life of the asset. Depreciation and amortization is calculated using the straight-line method over the relevant estimated useful lives of the respective assets, as follows:

Leasehold improvements	120 months
Property and equipment	60 months to 84 months

Maintenance and repairs are expensed as incurred and improvements are capitalized.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as incurred or when the related promotional program has been launched. The Company did not incur advertising expenses during the year ended December 31, 2021.

Startup Costs

Startup costs consists primarily of business insurance, legal, permits, legal and other organizational costs, and other miscellaneous expenses incurred during the year to prepare the Company for its operations.

Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or net realizable value.

Operating Leases

The Company determines if a contract contains a lease at inception. Our material operating leases consist of restaurant location and coffee equipment. Our leases generally have remaining terms of 1-10 years and include options to extend the leases for two additional 5-year periods. Generally, the lease term is the minimum of the noncancelable period of the lease or the lease term inclusive of reasonably certain renewal periods up to a term of 20 years.

Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent.

Fair Value of Financial Instruments

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these items.

Taxes

The Company accounts for income taxes under ASC 740-10, "Accounting for Uncertainty in Income Taxes", which prescribes use of an asset and liability method for accounting for income taxes. Under this guidance, an evaluation of a company's tax positions is required to determine whether its positions are more likely than not to be sustainable upon examination by the applicable tax authority, based on the technical merits of the position.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Realization is dependent on generating sufficient taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the financial statement benefit of a tax position only after determining the relevant tax authority would more likely than not sustain the position following an examination. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50.0% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Tax benefits meeting this threshold would be, if applicable, recognized in the entity's financial statements. The Company had not recorded a provision for unrecognized tax benefits as of December 31, 2021. Interest and penalties associated with any unrecognized tax benefits would be recorded as additional income tax expense in the financial statement. No amounts were recorded for the year ended December 31, 2021, related to interest and penalties.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02) which requires lessees to recognize lease assets and lease liabilities in the balance sheet, for both operating and finance leases. Lessees must recognize the liability to make lease payments, based on the present value of the expected future lease payments, and a corresponding right of use asset. Lessees may make a policy election, by class of underlying asset, to not recognize lease assets and lease liabilities.

ASU 2016-02 also requires disclosure of qualitative and quantitative information about lease transactions. For private companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, with early application permitted. The Company is evaluating the impact that ASU 2016-02 will have on its financial statements and disclosures.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of December 31:

	Cost	2021 Accumulated Depreciation	Net Book Value
Leasehold improvements	$ 129,401	$ (890)	$ 128,511
Furniture and fixtures	25,359	(417)	24,942
Machinery and equipment	102,170	-	102,170
	$ 256,930	$ (1,307)	$ 255,623

For the year ended December 31, 2021, total depreciation and amortization expense was $1,307. Machinery and equipment were not placed in service as of December 31, 2021 as the Company had not started its operations as of that date.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2021:

	2021
Consulting fees payable	$ 3,000
Leasehold improvement accruals	6,000
Accruals of operating expenses	14,215
	$ 23,215

5. MEMBERS' EQUITY

Classes of Members' Equity

Members' equity consists of only one class of common units.

Net income or loss is allocated among the members in accordance with each member's respective ownership percentages.

Limited Liability of the Members

The members of the Company do not have any liability in excess of (1) the amount of any contribution previously made by such member, (2) such member's share of any assets and undistributed profits of the Company, and (3) the amount of any wrongful distribution to such member, if, and only to the extent, such member has actual knowledge (at the time of the distribution) that such distribution is made in violation of the Delaware Limited Liability Act.

6. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosures of related party transactions.

During the year ended December 31, 2021, one of the members provided the Company with an advance towards the Company's payments of security deposits and other legal and organizational expenses. Amounts due to this party as of December 31, 2021, amounted to $60,820 and do not accrue interest.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2021, the Company has one existing lease agreement for its café location in New York City. This lease expires on June 30, 2031, with an extension option for two other 5-year term, subject to certain conditions. This lease contains escalation clauses which increases the rent over the term of the lease.

During the year ended 2021, the Company entered into a short-term lease rental agreement on its coffee roasting machine. This lease contains no escalation clauses that would increases the rent over the term of the lease.

Minimum annual rental payments over the term of the leases as of December 31, are as follows:

	Annual Rental Payments
2022	$ 121,170
2023	106,636
2024	109,835
2025	113,130
2026	116,524
Thereafter	568,661
	$ 1,135,956

Total rent expense (determined on a straight-line basis) for the lease agreements was $54,852 for the year ended December 31, 2021 and are included in Rent expense in the Consolidated Statement of Operations.

Litigation

The Company is currently not involved or know of any pending or threatening litigation against the Company or any of its officers. The Company is currently in compliance with all the relevant laws and regulations.

Global Corona Virus Outbreak

The outbreak of the novel corona virus (COVID 19) in many countries continues to adversely impact global commercial activities and has contributed to significant volatility in financial markets. The COVID 19 pandemic had a significant negative impact on the economic and market conditions around the world in 2021 and the negative impact is continuing in 2022. The impact of the COVID 19 pandemic continues to evolve and governments and other authorities, have imposed measures intended to control its spread, including restrictions on business operations, border closings, business closures, quarantine, density limitations and social distancing measures. Duration and impact of the COVID 19 pandemic, as well as the effectiveness of government and central bank responses remain unclear. It is not possible to reliably estimate the duration and severity for these consequences as well as their impact on the financial position and results of the Company for future periods.

20. SUBSEQUENT EVENTS

Subsequent events are evaluated through March 4, 2022, when the consolidated financial statements are available to be issued. Other than described below, no events require recognition in the consolidated financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10.

The Company opened its first location of operations in New York City on February 14, 2022.